Exhibit 99.3

Management’s Discussion and Analysis

For The Year Ended

December 31, 2016

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Management’s Discussion and Analysis

March 24, 2017

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at December 31, 2016, unless otherwise stated; (iii) all references to monetary amounts are to Canadian Dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US Dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying audited financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, potential economics and development options for Caspiche as set out in the amended preliminary economic analysis study released December 19, 2014, the timing of its drilling, exploration programs and exploration results, objectives of and the completion of various studies, potential to secure adequate quantities of water, including water rights at its Peñas Blancas water discovery, and power, permitting, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its Caspiche project, and the merits of the legal challenge to the easement over surface rights at Caspiche granted by the Chilean government.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, “objectives” or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals, uncertainty of the outcome of the legal challenge to the grant by the Chilean government of the easement over surface rights, uncertainty regarding the potential to secure adequate water, including water rights at Peñas Blancas, and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Report on Operations

Year Ended December 31, 2016

The Company continued its work on the Caspiche gold-copper project in the Maricunga region of Northern Chile in an effort to advance the project. The primary focus through 2016 was the advancement of programs related to securing water and investigating infrastructure requirements for the Caspiche project as well as the ongoing assessment of lower capital alternatives for the potential development of the project. In addition, during the third quarter period, the Company reviewed a number of new opportunities and conducted a site visit on one potential project of interest. Subsequent to December 31, 2016 on January 17, 2017, the Company announced that it had secured an option over a second water source. The option, which has a term of four years can be dropped at any time without penalty, requires aggregate payments over the four year term of US$1.25 million. The option is for purchasing desalinated water and will provide a timely development pathway for its Caspiche oxide project.

Caspiche represents one of the largest mineral discoveries made in Chile in recent years. The unique characteristics of the deposit, with its surface oxide gold zone and higher grade gold-copper core, offer future mining opportunities that range from modest scale oxide heap leach gold production, to larger scale open pit/underground mining of the underlying gold-copper zone.

An amended preliminary economic assessment (“2014 PEA”) for Caspiche released on December 19th, 2014 (with an effective date of April 30, 2014) identified three new potential development options focussed on lower throughputs and the higher grade core of the deposit. All three required lower Capex and would use lower quantities of water to support mining operations compared to previous studies. The 2014 PEA titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated December 19th, 2014 prepared by Santiago based engineering consultancies, NCL Ingeniería y Construcción and Alquimia Conceptos S.A. can be found at www.exeterresource.com or on SEDAR.

PROJECTS

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American. Exeter satisfied its obligations under the agreement, having spent more than the required minimum of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property in February 2011. Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years from the date the Company exercised its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,500,000 paid to December 31, 2016) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and the NSR will be payable.

The Caspiche project is located in a prolific region of gold-porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

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Water agreement

In January 2014, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (Eton), negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”). The new terms amend the original agreement entered into between the parties in May 2013. The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in any water rights granted following the discovery of water near Peñas Blancas (Laguna Verde) in the Maricunga region, northern Chile. To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements. In addition, in the event of approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama Pacific’s obligation to pay Hydro Exploraciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights. Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest. Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million. These payments are not applicable to Eton’s original 50% interest in any water rights acquired. In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights. The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired. An initial application for water rights has been lodged with the DGA however the application requires that Bienes Nacionales (“BBNN”), the government department responsible for managing state owned land, grants its approval for access to the land. It is uncertain what the timing for such approval might be or whether such approval will be secured.

Land easement

The Company has the following two agreements with the Chilean Government covering surface areas at the Caspiche project:

(i) a lease agreement for the surface rights that correspond to the initial mineral rights in the Caspiche area which was renewed for a further 10 year period at an annual rate of approximately US$40,000 during 2016 and;

(ii) a 25 year easement granted on June 10, 2013 covering most of its additional tenements as well as areas that may be required for potential development of a mine at Caspiche. Pursuant to this agreement, the Company was required to make total payments of 158,876 Unidades de Fomento (UF)*, an equivalent of approximately US$6.5 million over a ten year period of which US$3.0 million was paid to December 31, 2016. In December 2016, the Company and the Chilean government negotiated a reduction in the area covered by the easement with a resulting reduction in the amount owing. From the time of the renegotiation, the Company is required to make total payments of 11,995 UF, an equivalent of approximately US$474,000 of which US$59,000 has been paid to December 31, 2016. Seven annual payments of approximately US$59,000 remain payable.

* Unidad de Fomento (UF). This is a unit of account used in Chile. The exchange rate between the UF and the Chilean peso is constantly adjusted to inflation so that the value of the UF remains constant.

Results from Operations

The Company began 2016 with 88,407,753 common shares outstanding and ended the year with 88,660,253 common shares outstanding. During the year ended December 31, 2016, the Company received proceeds of $126,250 and issued 252,500 common shares upon the exercise of options.

As at March 24, 2017 the Company had 88,716,503 shares outstanding and 7,236,250 options outstanding.

Summary of Financial Results

Selected Information

The Company’s annual consolidated financial statements for the year ended December 31, 2016 (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Year ended December 31, 2016

The Company ended its 2016 fiscal year with $17.4 million in cash and cash equivalents, and incurred approximately $3.9 million in exploration expenditures during the year. Non-cash share-based compensation expense of $693,000 was incurred due to recognizing the vesting of certain stock options granted or re-priced in 2015.

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Year ended December 31, 2016 compared to the year ended December 31, 2015

At December 31, 2016 the Company had $17.4 million in cash and cash equivalents, $4.9 million less than the $22.3 million held at December 31, 2015. The decrease is mostly attributable to the Company utilizing its cash to fund exploration activities.

During 2016, the Company recorded a loss of approximately $6.0 million compared to approximately $8.9 million in 2015.

The Company currently has no revenue generating activities, but does earn interest income. Interest income of $204,000 was recognized in 2016 compared to $291,000 in 2015.

Significant variances for expenses:

•	Mineral property expenditures: $3.9 million ($6.3 million in 2015) – The higher expenditure in 2015 was largely attributable to costs related to the completion of the water exploration drilling program at Peñas Blancas and the reduction of approximately $565,000 in the annual land easement payment in 2016. No drilling programs were undertaken in 2016. Expenditures on access and easement payments, drilling, IVA tax and wages and benefits were cumulatively higher by approximately $2.3 million in 2015 compared to 2016.

•	Administration salaries and consulting: $439,000 ($760,000 in 2015) – the higher amount in 2015 was mainly due to higher salary costs prior to certain staff reductions, the recording of a provision for staff termination and higher stock based compensation in 2015 compared to 2016. Voluntary reductions of salaries implemented in Q4 2015 also contributed to lower expenditures in 2016.

•	Directors’ fees: $385,000 ($639,000 in 2015) – the change is mainly due to higher stock based compensation of approximately $220,000 recognized in 2015 compared to 2016. Voluntary reductions in fees implemented in Q4 2015 of approximately $45,000 also contributed to lower expenditures in 2016.

•	Shareholder communications: $538,000 ($390,000 in 2015) - the higher amount in 2016 is due to increased marketing related activities.

Three months ended December 31, 2016 compared to the three months ended December 31, 2015

For the three month period ended December 31, 2016, the Company recorded a loss from operations of approximately $1.6 million ($0.02 per share) which is approximately $786,000 lower compared to the loss from operations for the same period in 2015 of $2.4 million ($0.03 per share).

Significant variance for expenses:

•	Mineral property expenditures: $1.1 million ($1.6 million in 2015) – the lower expenditure in 2016 compared to 2015 is mainly due to the reduction of approximately $565,000 in the annual land easement payment following the agreement with the Chilean government to reduce the surface of the area of the easement in 2016.

•	Administration salaries and consulting: $83,000 ($131,000 in 2015) – the reduction in expenditure in 2016 is mainly due to higher stock based compensation of approximately $58,000 recognized in 2015.

•	Directors’ fees: $59,000 ($222,000 in 2015) – the reduction in expenditure in 2016 is mainly attributable to higher share-based compensation of approximately $161,000 recognized in 2015.

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The following is a summary of results from the Company’s consolidated financial statements:

	($000’s, except share data)
Year ended December 31,	2016	2015	2014
Interest income	$204	$291	$497
Mineral property exploration costs	$3,935	$6,340	$8,390
Share-based compensation [1]	$693	$1,231	$405
Loss	$5,964	$8,897	$10,565
Basic and diluted loss per common share	$0.07	$0.10	$0.12

1)	share-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

As at	December 31, 2016	December 31, 2015	December 31, 2014
Total assets	$17,712	$22,543	$31,042
Total liabilities	$548	$331	$1,168
Share capital	$246,267	$246,089	$246,089
Deficit	$(275,520)	$(269,556)	$(260,659)

The following selected financial information is a summary of the eight most recently completed quarters up to December 31, 2016.

Comparison to Prior Quarterly Periods

	2016				2015
($000’s, except share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total Revenues	-	-	-	-	-	-	-	-
Net loss	1,587	1,183	1,419	1,775	2,373	1,805	1,772	2,947
Basic and diluted loss per common share	$0.02	$0.01	$0.02	$0.02	$0.03	$0.02	$0.02	$0.03

The loss in Q4 2016 is higher than the previous quarter mainly due to higher project expenditures related to preparations for a new drilling program that will start in 2017. The loss in Q3 2016 is lower compared to the previous quarter mainly due to reduced travel activity and lower share based compensation recognized. The lower loss in Q2 2016 compared to the previous quarter is mainly the result of the payment of the annual advanced royalty of US$250,000 and stock exchange filing fees incurred in Q1 of approximately $101,000. The decrease in the loss in the first quarter of 2016 compared to the previous quarter was mainly due to higher project expenditures and the annual land easement payment incurred in Q4 2015. The loss in Q4 2015 is higher than the previous quarter mainly due to the annual payment for the land easement at Caspiche of approximately $643,000. The increase in the loss in the third quarter in 2015 compared to the previous quarter is mainly due to higher share based compensation recognized in Q3 which is partially offset by lower project expenditures incurred in the same period. The decrease in the loss in the second quarter 2015 compared to the previous quarter was mainly due to lower project expenditures in Q2 due to the completion of the water exploration program early in Q2, exchange filing fees of approximately $122,000 and the payment of the annual advance royalty of US$250,000 incurred in Q1.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2016 totalled $17.4 million compared to $22.3 million at December 31, 2015, a decrease of about $4.9 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past equity financings, there are no guarantees that such sources of funds will be available in the future.

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Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.

Currently, the Company intends to continue to utilize its cash and cash equivalent to fund the exploration and development of its properties, with specific focus on Caspiche and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

The Company operates in Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars). Foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar. Foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currencies as at December 31, 2016 and 2015:

2016
	US Dollars	Australian Dollars
Cash and cash equivalents	421	-
Accounts payable and accrued liabilities	(67)	(66)
Net balance	354	(66)
Equivalent in Canadian Dollars	475	(64)
Rate to convert to $ CDN	1.3427	0.9707

2015
	US Dollars	Australian Dollars
Cash and cash equivalents	90	-
Accounts payable and accrued liabilities	(27)	(16)
Net balance	63	(16)
Equivalent in Canadian Dollars	87	(16)
Rate to convert to $ CDN	1.3840	1.0083

Based on the above net exposures as at December 31, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $47,500 and $6,400 respectively (2015 - $8,700 and $1,600 respectively) in the Company’s net loss.

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Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2016 ranged between 0.90% and 1.10%.

Based on the amount of cash and cash equivalents held at December 31, 2016, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $87,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2016 in the amount of $17.4 million in order to meet short-term business requirements. At December 31, 2016, the Company had current liabilities of $548,000 which are due on demand or within 30 days.

Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year	Total	2017	2018 – 2019	2020 – 2021	2022 - 2026
Advance royalty payments*	$8,056	$336	$671	$1,678	$5,371
Land easement payments**	1,061	133	265	265	398
Office and equipment leases	565	307	258	-	-
Property access agreements	51	51	-	-	-
Total	$9,733	$827	$1,194	$1,943	$5,769

*	Obligation in US dollars converted to Canadian dollars at the closing rate of the reporting period (1 USD = 1.3427 CAD).
**	Obligation in Unidad de Fomento (UF). This value is converted to Canadian dollars at the closing rate of the reporting period

(1 UF =53.01 CAD).

Related Party Transactions

During the year ended December 31, 2016 a total of $665,000 (2015 - $792,000) was paid or accrued for related party transactions as described below:

a)	$140,000 (2015 -$185,000) were paid or accrued to Rowen Company Limited, a corporation of which Bryce Roxburgh, Co-Chairman and former President and CEO of the Company is a principal. These services were incurred in the normal course of operations for exploration and consulting fees. As at December 31, 2016, the Company had amounts owing of $31,000 (December 31, 2015 -$5,000) to this company.

b)	$267,000 (2015 -$269,000) were paid or accrued to Jerry Perkins & Associates Pty. Ltd., a corporation controlled by Jerry Perkins, the Vice-President, Exploration and Development of the Company. These services were incurred in the normal course of operations for exploration fees. As at December 31, 2016, the Company had amounts owing of $43,000 (December 31, 2015 -$13,000) to this company.

c)	$83,000 (2015 -$107,000) were paid to Canaust Resources, a corporation controlled by Yale Simpson, Co-Chairman of the Company. These services were incurred in the normal course of operations for management fees. As at December 31, 2016, the Company had amounts owing of $5,000 (December 31, 2015 -$Nil) to this company.

d)	Management fees of $175,000 (2015 -$231,000) were paid or accrued to 667060 B.C. Ltd, a corporation controlled by Cecil Bond, the Chief Financial Officer of the Company. These services were incurred in the normal course of operations for management fees. As at December 31, 2016, the Company had amounts owing of $Nil (December 31, 2015 -$2,000) to this company.

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All the services and transactions described above were made on terms equivalent to those that prevail with arm’s length transactions.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby Mining Limited (“Rugby”).

e)	The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the year ended December 31, 2016 was $73,000 (2015 -$95,000). As at December 31, 2016, the Company had amounts receivable of $12,000 (December 31, 2015- $18,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

Outlook

The Company will continue to optimize Caspiche development options and investigate infrastructure alternatives that could enhance project economics. The intention is to continue the process of de-risking the project such that it stands out, as one of the few projects globally with the potential to be advanced rapidly.

The 2014 PEA reflects the staged development potential at Caspiche with initial development of an open pit mine focussed on the near-surface, gold only oxide zone followed by further open pit or underground development. The preliminary economics and modest capital requirements, demonstrate that advancing the standalone surface oxide gold zone through to a production decision, is a logical potential development option for Caspiche.

With the staged development potential at Caspiche, the Company continues to focus on identifying, evaluating and securing water sources to support the heap leach oxide gold stage and the follow-on gold – copper sulphide stage of a potential mine development.

In January 2017, Exeter announced that it had secured a second water source which will provide a timely development pathway to its Caspiche project. The Company signed an option agreement (the “Option”) with Cleanairtech Sudamerica SA (“CAT”) to supply 50 litres per second of desalinated water. The intention of the Company is to use this water in construction, commissioning and operation of the first stage heap leach gold facility at Caspiche, subject to the outcome of a feasibility study. The Option, which has an initial term of three years, can be extended for an additional year. To maintain the Option over the four year period, Exeter will make escalating annual option payments totaling US$1,250,000.

In February 2017, the Company announced commencement of a 6,000 metre drill program on Caspiche. The objective of the this program is to improve the definition of the known oxide gold zone and other potentially leachable gold zones currently not included in the oxide gold heap leach mine plan, bringing confidence levels to feasibility standards.

Upon completion of the program, the Company expects to initiate advanced studies on the project using updated capital and operating costs estimates. Alternative infrastructure requirements associated with the desalinated water option will also be assessed.

Detailed scientific and environmental programs using experienced consultants, remains a short term objective. The next program will be to accurately model the zone for potential mine development, its interactions with adjacent areas, consult on possible uses with other stakeholders and communities as a basis for future development plans.

A secondary focus for Exeter is to actively review corporate opportunities with the possibility of acquiring assets that will provide additional value for shareholders. In particular, the Company is focusing on securing assets/projects in the America’s. The Company remains committed to prudently managing its capital, while seeking to maximize shareholder value.

Proposed Transactions

The Company does not currently have any proposed transactions.

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Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)	use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities and the determination of the assumptions used in the calculation of share-based compensation expense. Actual results could differ from those estimates used in the financial statements; and

(ii)	share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a share-based compensation plan. All share-based awards are measured and recognized based on the grant date fair value. Fair value is determined using the Black Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policy and Disclosures

New Standards and Interpretations Not Yet Adopted

The IASB has issued a number of new standards, amendments to standards and interpretations which are not effective for the year ended December 31, 2016, and have not been applied in preparing these consolidated financial statements. Those that may have a significant effect on the consolidated financial statements of the Company are as follows:

IFRS 9 – Financial Instruments - classification and measurement

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB published IFRS 16 which replaces IAS 17, Leases. IFRS 16 establishes how an entity will recognise, measure, present and disclose leases. It is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

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Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the Company’s fiscal year ended December 31, 2016, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a -15(e) and 15d -15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act) and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109)) was carried out by the Company’s management with the participation of the CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the financial statements are the responsibility of management and have been approved by the Audit Committee of the Board of Directors. The Financial Statements have been prepared in accordance with IFRS. Financial statements, by nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian securities regulations. The CEO and CFO will certify the annual filings with the CSA as required in Canada by National Instrument 52-109. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of management’s assessment over internal controls described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

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Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles and the requirements of applicable U.S. and Canadian securities legislation. The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2016 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting are effective as of December 31, 2016 and will certify the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $17.4 million and working capital of $17.1 million at December 31, 2016. Based on current planned expenditures at its Caspiche project, management believes that the Company has sufficient capital resources to fund planned levels of activity for at least the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian Dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Given the stage of the Company’s Caspiche project activities have caused little environmental impact to date. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

Currently there is a shortage of water in the northern part of Chile. Various initiatives are being pursued to address these constraints however there is no certainty that adequate water or power resources can be secured for the Caspiche project in the near term.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the commercial viability of a given mineral deposit include its size, grade and proximity to infrastructure, including availability of power and water. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

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The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche. In order to develop its Caspiche project the Company will require additional water supply and access to surface land for infrastructure development.

The Company is required to make ongoing annual payments to maintain the easement over surface rights at Caspiche. In addition the Company’s Chilean subsidiary, Eton, has been served with a court claim challenging the Chilean Government’s grant of the Easement. The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, SCM Cerro del Medio. Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits. SCM Cerro del Medio’s claim, sights “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps SCM Cerro del Medio’s Santa Cecilia project mining properties”. A review of the claim by Eton’s Chilean legal counsel has concluded that SCM Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

Risk factors are more fully described in the Company’s current Annual Information Form, and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE MKT Corporate Governance

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.

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